Better Therapeutics, Inc.

548 Market St #49404

San Francisco, CA 94104

VIA EDGAR

October 12, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	Better Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-273861

Dear Mr. O’Leary

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Better Therapeutics, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 16, at 4:00 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Shoaib Ghias at (415) 733-6150. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Shoaib Ghias.

If you have any questions regarding this request, please contact Shoaib Ghias of Goodwin Procter LLP at (415) 733-6150.

Sincerely,

Better Therapeutics, Inc.

/s/ Mark Heinen
Mark Heinen
Chief Financial Officer

cc:	Frank Karbe, Better Therapeutics, Inc.
Sam Zucker, Goodwin Procter LLP
Shoaib Ghias, Goodwin Procter LLP